FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: July 2, 2002 **By** ______________________________

Name: Joseph Fuda
Title: President

MICROMEM

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, ON M5G 2C8

Telephone: 416-364-6513
Facsimile: 416-360-4034
www.micromeminc.com

Interim Financial Statements

Listing: OTC-Bulletin Board – Symbol: "MMTIF"

Shares issued: 46,700,937 (as of June 28, 2002)
SEC File No: 0-26005

Toronto, Ontario: June 28, 2002 – Micromem Technologies Inc. is pleased to present its interim financial statements for the period ended April 30, 2002, which were filed with SEDAR today. These documents may be viewed at www.sedar.com.

Information

For further information, please contact Mr. Rick Molinari at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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